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                                                                Exhibit 99(d)

                          Entergy Mississippi, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
      Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                                                         June 30,
                                                              1996     1997     1998     1999     2000     2001

Fixed charges, as defined:
  Total Interest                                             $48,007  $45,274  $40,927  $38,840  $44,877  $48,782
  Interest applicable to rentals                               2,165    1,947    1,864    2,261    1,596    1,806
                                                             ----------------------------------------------------
Total fixed charges, as defined                               50,172   47,221   42,791   41,101   46,473  $50,588

Preferred dividends, as defined (a)                            7,610    5,123    4,878    4,878    5,347    5,348
                                                             ----------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $57,782  $52,344  $47,669  $45,979  $51,820  $55,936
                                                             ====================================================
Earnings as defined:

  Net Income                                                 $79,210  $66,661  $62,638  $41,588  $38,973  $41,380
  Add:
    Provision for income taxes:
    Total income taxes                                        41,107   26,744   28,031   17,537   22,868   24,109
    Fixed charges as above                                    50,172   47,221   42,791   41,101   46,473   50,588
                                                            -----------------------------------------------------

Total earnings, as defined                                  $170,489 $140,626 $133,460 $100,226 $108,314 $116,077
                                                            =====================================================

Ratio of earnings to fixed charges, as defined                  3.40     2.98     3.12     2.44     2.33     2.29
                                                            =====================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                2.95     2.69     2.80     2.18     2.09     2.08
                                                            =====================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.



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